

September 27, 2013

Via E-mail
Michael I. German
President and Chief Executive Officer
Corning Natural Gas Holding Corporation
330 W. William St.
Corning, New York 14830

> **Re: Corning Natural Gas Holding Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed September 25, 2013**
> **File No. 333-190348**

Dear Mr. German:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You have submitted a request for acceleration and provided us with certain acknowledgements, commonly referred to as "Tandy" representations. In this regard your third representation is incomplete. It should read, in part, "the company may not assert staff comments and the declaration of effectiveness…" rather than "the company may not assert **this action**…" (emphasis added). Please re-submit your acceleration request with the correct Tandy representations.

Description of Holding Company Capital Stock, page 55

2. We note your response to comment 1 in our letter dated September 23, 2013. We further note that you have not included a risk factor addressing the risk to the top ten shareholders because of the operation of Section 630 of the New York Corporation Law.

Please revise to include this risk factor as you committed to do in your response letter or advise us why you believe you should not include it.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director